Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Announces Third Quarter and Nine Month 2013 Financial Results

- Revenue of $3.1 Million in Third Quarter; $14.3 Million for First Nine Months of Year, a 51%
Increase Over Last Year -

- Ends the Third Quarter with Clinical Installed Base of 30 Renaissance Systems in U.S., 56
Systems Globally -

- Conference Call Today at 8:30 AM EST -

CAESAREA, Israel – November 18, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today its financial results for the third quarter and nine months ended September 30, 2013.

“We continue to see strong demand for our systems as we sold 16 Renaissance systems in the first nine months of 2013, representing a 33% increase compared to the year-ago nine month period,” commented Ori Hadomi, President and Chief Executive Officer.  “We are confident that our active pipeline will allow us to continue penetrating more hospitals and hospital corporations, a strategy reinforced with a system sale recently announced in November. Our strengthened balance sheet resulting from the recent successful ADS offering provides the resources to expand our sales and marketing footprint which will facilitate increased adoption of Renaissance.”

THIRD QUARTER 2013 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

Consistent with the Company’s previous announcement, revenue for the three months ended September 30, 2013 was $3.1 million compared to $4.1 million in the three months ended September 30, 2012. U.S. generated revenue decreased to $2.3 million from $3.3 million in the year-ago quarter, primarily due to the commercial sale of one Renaissance™ systems and one system upgrade, compared with sales of four systems in the third quarter of 2012.  International non-U.S. revenue was $0.8 million compared to $0.8 million reported in the third quarter of 2012, reflecting one system sale in the third quarter of 2013.  Recurring revenue from system kit sales, services and other totaled $1.5 million in the third quarter of 2013, compared with $1.1 million, in the third quarter of 2012.

Gross margin for three months ended September 30, 2013 was 73.2% compared to 80% in the year-ago quarter, due to lower system sales in the third quarter of 2013.

Total operating expenses in the third quarter of 2013 were $5.8 million compared to $3.5 million in the third quarter of 2012, reflecting the Company’s investments in sales and marketing resources. Operating loss for the third quarter of 2013 was $3.5 million compared to an operating loss of $0.2 million in third quarter of 2012. Net loss for the third quarter of 2013 was $3.5 million, or $0.10 per share, compared to a net loss of $0.2 million, or $0.01 per share in the third quarter of 2012.

Cash used in operating activities in the third quarter of 2013 was $3.8 million, compared to $0.3 million provided by operating activities in the third quarter of 2012. As of September 30, 2013, cash, cash equivalents and marketable securities totaled $22.9 million.  Subsequent to the end of the 2013 third quarter, the Company sold 2.76 million ADSs, with total net proceeds to the Company of $43.6 million, after deducting underwriters' fee and discounts.

THIRD QUARTER 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.4 million with respect to share based compensation and intangible asset amortization in the third quarter of 2013. On a non-GAAP-basis, the net loss in the third quarter of 2013 was $3.1 million, or $0.09 per share, compared to breakeven in the third quarter of 2012.

NINE-MONTH ENDED SEPTEMBER 30, 2013 FINANCIAL RESULTS IFRS BASIS (“GAAP”)

For the nine months ended September 30, 2013, revenue totaled $14.3 million, representing a 51% increase compared to $9.4 million for the nine months ended September 30, 2012. The growth is attributed to the increased sales of the Company’s Renaissance system, both in the U.S. and globally.  In the first nine months of 2013, the Company sold a total of 16 Renaissance systems and one system upgrade compared to 12 systems in the first nine months of 2012.  Gross margin for the nine months ended September 30, 2013 was 78.6% compared with 77.2% in the nine months ended September 30, 2012.  The Company’s net loss for the first nine months of 2013 was $18.5 million, or $0.61 per share compared to $2.6 million, $0.12 per share, in the first nine months of 2012.

NINE MONTHS ENDED SEPTEMBER 30, 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP-basis, net loss for the first nine months of 2013 was $4.1 million, or $0.13 per share, compared to a net loss of $1.9 million, or $0.09 per share in the first nine months of 2012.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Monday, November 18, 2013, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 877-941-6009 and reference the Conference ID: 4650552.   Participants in Israel can use the toll free dial-in number 1809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 480-629-9819, using the same Conference ID.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 800-406-7325 and reference the Replay Access Code: 4650552. All international callers can dial 303-590-3030, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, financing income, net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. For example, forward-looking statements are used in this press release, when we discuss our belief that our active pipeline will allow us to continue penetrating more hospitals and hospital corporations, or when we discuss expanding our sales and marketing footprint to accelerate adoption of Renaissance systems. These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC), including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings and the amendments thereto. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

John Carter – Media
cgale@evcgroup.com
212.850.6021

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(in thousands, except per share data)
(UNAUDITED)

	Nine-month period		Three-month period
	ended September 30,		ended September 30,
	2013	2012	2013	2012
Revenue	$14,259	$9,459	$3,109	$4,109

Cost of revenue	$3,049	$2,158	$833	$818

Gross profit	$11,210	$7,301	$2,276	$3,291

Operating costs and expenses:
Research and development	$2,975	$1,989	$1,060	$727
Selling and Marketing	$11,253	$6,487	$4,132	$2,353
General and administrative	$1,843	$1,283	$608	$384
Total operating costs and expenses	$16,071	$9,759	$5,800	$3,464

Loss from operations	$(4,861)	$(2,458)	$(3,524)	$(173)

Financing income (expenses), net	$(13,475)	$(169)	$58	$(84)

Loss before taxes on income	$(18,336)	$(2,627)	$(3,466)	$(257)

Taxes on income	$163	$(20)	$63	$(24)

Net loss	$(18,499)	$(2,607)	$(3,529)	$(233)

Net loss attributable to ordinary shareholders	$(18,499)	$(2,607)	$(3,529)	$(233)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.61)	$(0.12)	$(0.10)	$(0.01)

Weighted average common shares outstanding – Basic and diluted	30,481	22,258	35,140	22,412

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(U.S. Dollars in thousands)

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
Balance Sheet Data:
Current Assets
Cash and cash equivalents	$22,984	$12,797
Investments in marketable securities	$14	$4,156
Trade receivables	$1,386	$1,147
Other accounts receivable	$877	$680
Inventory	$2,301	$1,257
Total Current Assets	$27,562	$20,037

Non-Current Assets
Prepaid lease fees and deferred expenses	$159	$64
Deferred tax assets, net	$95	$80
Property and equipment, net	$827	$766
Intangible assets, net	$167	$387
Total Non-Current Assets	$1,248	$1,297
Total assets	$28,810	$21,334

Current liabilities
Trade payables	$2,152	$1,318
Other accounts payable	$3,265	$2,706
Total current liabilities	$5,417	$4,024

Non-Current Liabilities
Derivative liabilities on account of warrants	$-	$3,990
Employee benefits	$306	$199
Liabilities to the OCS	$-	$301
Total Non-Current liabilities	$306	$4,490
Total liabilities	$5,723	$8,514

Equity
Share capital	$90	$73
Share premium	$87,754	$58,910
Amounts allocated to share options	$77	$554
Capital reserve for share-based payment transactions	$3,552	$3,170
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(70,505)	$(52,006)
Total equity	$23,087	$12,820
Total liabilities and equity	$28,810	$21,334

Mazor Robotics Ltd.
Reconciliation of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Nine-month period		Three-month period
	ended September 30,		ended September 30,
	2013	2012	2013	2012
GAAP gross profit	$11,210	$7,301	$2,276	$3,291
Amortization of intangible assets	$221	$224	$75	$73
Stock-based compensation:	$14	$7	$9	$4
Non-GAAP gross profit	$11,445	$7,532	$2,360	$3,368
GAAP gross profit as percentage of revenues	79%	77%	73%	80%
Non-GAAP gross profit as percentage of revenues	80%	80%	76%	82%

GAAP operating expenses	$16,071	$9,759	$5,800	$3,464
Stock-based compensation:
Research and development	$89	$31	$40	$20
Selling and Marketing	$326	$289	$178	$96
General and administrative	$250	$110	$90	$36
Non-GAAP operating expenses	$15,406	$9,329	$5,492	$3,312

GAAP operating loss	$(4,861)	$(2,458)	$(3,524)	$(173)

Non-GAAP operating loss	$(3,961)	$(1,797)	$(3,132)	$56

GAAP Financing income (expenses), net	$(13,475)	$(169)	$58	$(84)
Change in fair value of derivative instruments	$13,510	$-	$-	$-
Non-GAAP Financing income (expenses), net	$35	$(169)	$58	$(84)

GAAP net loss	$(18,499)	$(2,607)	$(3,529)	$(233)
Stock-based compensation	$679	$437	$317	$156
Change in fair value of derivative instruments	$13,510	$-	$-	$-
Amortization of intangible assets	221	224	75	73
Non-GAAP net loss	$(4,089)	$(1,946)	$(3,137)	$(4)

GAAP basic and diluted loss per share	$(0.61)	$(0.12)	$(0.10)	$(0.01)

Non-GAAP basic and diluted loss per share	$(0.13)	$(0.09)	$(0.09)	$(0.00)

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

	Nine month period		Three-month period
	ended September 30,		ended September 30,
	2013	2012	2013	2012
Cash flows from operating activities:
Loss for the period	$(18,499)	$(2,607)	$(3,530)	$(233)

Adjustments:
Depreciation and amortization	$449	$368	$157	$119
Change in fair value of derivative liability on account of warrants	$13,510	$-	$-	$-
Finance (income) expenses, net	$(36)	$126	$(22)	$221
Share-based payment	$679	$437	$317	$155
Taxes on income	$163	$(20)	$63	$(24)
	$14,765	$911	$515	$471

Change in inventory	$(1,111)	$13	$(721)	$(87)
Change in trade and other accounts receivable	$(536)	$(1,115)	$1,854	$(529)
Change in prepaid lease fees	$(9)	$-	$(3)	$(2)
Change in trade and other accounts payable	$1,485	$877	$(96)	$663
Change in employee benefits	$107	$55	$(2)	$25
	$(64)	$(170)	$1,032	$70

Interest received	$58	$401	$-	$1
Income tax paid	$(51)	$(4)	$(16)	$(4)
	$7	$397	$(16)	$(3)

Net cash (used in) provided by operating activities	$(3,791)	$(1,469)	$(1,999)	$305

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$4,177	$5,047	$2	$1,006
Purchase of property and equipment	$(223)	$(266)	$(72)	$(109)
Net cash provided by (used in) investing activities	$3,954	$4,781	$(70)	$897

Cash flows used in financing activities:
Proceeds from exercise of share options and warrants, net	$10,199	$7,298	$6,916	$7,298
Proceeds from exercise of share options by employees	$402	$3	$143	$-
Repayment of loans to the OCS	$(637)	$(309)	$(390)	$(186)
Net cash provided by financing activities	$9,964	$6,992	$6,669	$7,112

Net increase in cash and cash equivalents	$10,127	$10,304	$4,600	$8,314
Cash and cash equivalents at the beginning of the period	$12,797	$1,655	$18,332	$3,689

Effect of exchange rate differences on balances of cash and cash equivalents	$60	$89	$52	$(19)
Effect of translation from functional to presentation	$-	$107	$-	$171
Cash and cash equivalents at the end of the period	$22,984	$12,155	$22,984	$12,155

Supplementary cash flows information:
Transfer of inventory to fixed assets	$67	$85	$-	$59